SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934

                                Amendment No. 2



                         OIL-DRI CORPORATION OF AMERICA
                         ------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                               and CLASS B STOCK
                     (IMMEDIATELY CONVERTIBLE INTO COMMON)
                     -------------------------------------
                         (Title of Class of Securities)


                                  677864 10 0
                                  -----------
                                 (CUSIP Number)


         MARYON GRAY, 410 N. MICHIGAN AVE., STE. 400, CHICAGO, IL 60611
         --------------------------------------------------------------
                                  312-321-1515
                                  ------------
                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)



                                JANUARY 25, 1999
                                ----------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Previous filing on Schedule 13G pursuant to Rule 13d-1(c).

Check the following box if a fee is being paid with this statement [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                       (Continued on following page(s))

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS,
      S.S. OR I.R.S. IDENTIFICATION NO.
            Jaffee Investment Partnership, L.P.   36-4199570
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX                                    (a) [ ]
      IF A MEMBER OF A GROUP                                       (b) [X]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                           [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION     Delaware, United States
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER
NUMBER OF SHARES      1,000,000 Class B Shares
                 ---------------------------------------------------------------
  BENEFICIALLY    8  SHARED VOTING POWER
 OWNED BY EACH
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                  9  SOLE DISPOSITIVE POWER
                      1,000,000 Class B Shares
                 ---------------------------------------------------------------
                 ---------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,000,000 Class B Shares

--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------
 13         PERCENT  OF CLASS  REPRESENTED  BY AMOUNT IN ROW (11).  70.3% of the
            Class B Shares and 0% of the Common  Shares,  together  representing
            53.7% of the voting power of Issuer's  outstanding  stock at January
            31, 1999.
            If  beneficially  owned Class B Shares were  converted to Common
            Shares, total ownership would represent 18.5% of the Common Shares outstanding.
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
            PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS,
      S.S. OR I.R.S. IDENTIFICATION NO.
            Richard M. Jaffee   ###-##-####
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX                                    (a) [ ]
      IF A MEMBER OF A GROUP                                       (b) [X]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                            [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION     United States
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER
NUMBER OF SHARES      191,585 Class B Shares
                       18,000 Common Shares
                 ---------------------------------------------------------------
  BENEFICIALLY    8  SHARED VOTING POWER
 OWNED BY EACH         81,324 Class B Shares
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                  9  SOLE DISPOSITIVE POWER
                      191,585 Class B Shares
                       18,000 Common Shares
                 ---------------------------------------------------------------
                 ---------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER
                          100 Class B Shares
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            272,909 Class B Shares
             18,000 Common Shares

--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]
--------------------------------------------------------------------------------
 13         PERCENT  OF CLASS  REPRESENTED  BY AMOUNT IN ROW (11).  19.2% of the
            Class B Shares and .4% of the Common Shares,  together  representing
            14.7% of the voting power of Issuer's  outstanding  stock at January
            31, 1999.
            If  beneficially  owned Class B Shares were  converted to Common
            Shares, total ownership would represent 6.2% of the Common Shares outstanding.
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS,
      S.S. OR I.R.S. IDENTIFICATION NO.
            Shirley H. Jaffee   ###-##-####
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX                                    (a) [ ]
      IF A MEMBER OF A GROUP                                       (b) [X]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                            [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION     United States
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER
NUMBER OF SHARES      81,224 Class B Shares

                 ---------------------------------------------------------------
  BENEFICIALLY    8  SHARED VOTING POWER
 OWNED BY EACH            100 Class B Shares
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                  9  SOLE DISPOSITIVE POWER
                      81,224 Class B Shares
                 ---------------------------------------------------------------
                 ---------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER
                          100 Class B. Shares
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             81,324 Class B Shares


--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]
--------------------------------------------------------------------------------
 13         PERCENT  OF CLASS  REPRESENTED  BY AMOUNT  IN ROW (11).  5.7% of the
            Class B Shares and 0% of the Common  Shares,  together  representing
            4.4% of the voting  power of Issuer's  outstanding  stock at January
            31, 1999.
            If  beneficially  owned Class B Shares were  converted to Common
            Shares, total ownership would represent 1.8% of the Common Shares outstanding.

--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS,
      S.S. OR I.R.S. IDENTIFICATION NO.
            Susan Jaffee Hardin   ###-##-####
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX                                    (a) [ ]
      IF A MEMBER OF A GROUP                                       (b) [X]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                            [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION     United States
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER
NUMBER OF SHARES      30,062 Class B Shares


                 ---------------------------------------------------------------
  BENEFICIALLY    8  SHARED VOTING POWER
 OWNED BY EACH         37,653 Common Shares
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                  9  SOLE DISPOSITIVE POWER
                      30,062 Class B Shares

                 ---------------------------------------------------------------
                 ---------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER
                          100 Common Shares
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             30,062 Class B Shares
             37,653 Common Shares

--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]
--------------------------------------------------------------------------------
 13         PERCENT  OF CLASS  REPRESENTED  BY AMOUNT  IN ROW (11).  2.1% of the
            Class B Shares and 0.9% of the Common Shares,  together representing
            1.8% of the voting  power of Issuer's  outstanding  stock at January
            31, 1999.
            If  beneficially  owned Class B Shares were  converted to Common
            Shares, total ownership would represent 1.5% of the Common Shares outstanding.
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS,
      S.S. OR I.R.S. IDENTIFICATION NO.
            Karen Jaffee Cofsky   ###-##-####
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX                                    (a) [ ]
      IF A MEMBER OF A GROUP                                       (b) [X]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                            [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION     United States
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER
NUMBER OF SHARES      28,366 Class B Shares
                       4,057 Common Shares
                ----------------------------------------------------------------
  BENEFICIALLY    8  SHARED VOTING POWER
 OWNED BY EACH          301 Class B Shares
   REPORTING         11,390 Common Shares
  PERSON WITH
                 ---------------------------------------------------------------
                  9  SOLE DISPOSITIVE POWER
                      28,366 Class B Shares
                       4,057 Common Shares
                 ---------------------------------------------------------------
                 ---------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER
                          301 Class B Shares
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             28,667 Class B Shares
             15,447 Common Shares


--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]
--------------------------------------------------------------------------------
 13         PERCENT  OF CLASS  REPRESENTED  BY AMOUNT  IN ROW (11).  2.0% of the
            Class B Shares and .3% of the Common Shares,  together  representing
            1.6% of the voting  power of Issuer's  outstanding  stock at January
            31, 1999.
            If  beneficially  owned Class B Shares were  converted to Common
            Shares, total ownership would represent 1.0% of the Common Shares outstanding.
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS,
      S.S. OR I.R.S. IDENTIFICATION NO.
            Nancy E. Jaffee   ###-##-####
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX                                    (a) [ ]
      IF A MEMBER OF A GROUP                                       (b) [X]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                            [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION     United States
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER
NUMBER OF SHARES      28,931 Class B Shares
                           4 Common Shares
                 ---------------------------------------------------------------
  BENEFICIALLY    8  SHARED VOTING POWER
 OWNED BY EACH            100 Class B Shares
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                  9  SOLE DISPOSITIVE POWER
                      28,031 Class B Shares
                           4 Common Shares
                 ---------------------------------------------------------------
                 ---------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER
                          100 Class B Shares
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             29,031 Class B Shares
                  4 Common Shares

--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]
--------------------------------------------------------------------------------
 13         PERCENT  OF CLASS  REPRESENTED  BY AMOUNT  IN ROW (11).  2.0% of the
            Class B Shares and 0.0% of the Common Shares,  together representing
            1.6% of the voting  power of Issuer's  outstanding  stock at January
            31, 1999.
            If  beneficially  owned Class B Shares were  converted to Common
            Shares, total ownership would represent 0.7% of the Common Shares outstanding.
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS,
      S.S. OR I.R.S. IDENTIFICATION NO.
            Daniel S. Jaffee   ###-##-####
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX                                    (a) [ ]
      IF A MEMBER OF A GROUP                                       (b) [X]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                            [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION     United States
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER
NUMBER OF SHARES      60,105 Class B Shares
                      33,000 Common Shares
                 ---------------------------------------------------------------
  BENEFICIALLY    8  SHARED VOTING POWER
 OWNED BY EACH          102 Class B Shares
   REPORTING          4,000 Common Shares
                 ---------------------------------------------------------------
  PERSON WITH     9  SOLE DISPOSITIVE POWER
                      60,105 Class B Shares
                      33,000 Common Shares
                 ---------------------------------------------------------------
                 ---------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER
                         100 Class B Shares
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             60,207 Class B Shares
             37,000 Common Shares

--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]
--------------------------------------------------------------------------------
 13         PERCENT  OF CLASS  REPRESENTED  BY AMOUNT  IN ROW (11).  4.2% of the
            Class B Shares and .8% of the Common Shares,  together  representing
            3.4% of the voting  power of Issuer's  outstanding  stock at January
            31, 1999.
            If  beneficially  owned Class B Shares were  converted to Common
            Shares, total ownership would represent 2.2% of the Common Shares outstanding.
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

ITEM 1.     SECURITY AND ISSUER

            This statement relates to the Common Stock, par value $.10 per share (and the Class B Stock, par value $.10 per share immediately convertible into Common Stock) of Oil-Dri Corporation of America, a Delaware corporation ("Oil-Dri"). Oil-Dri's principal executive offices are located at 410 North Michigan Avenue, Suite 400, Chicago, Illinois 60611.


ITEM 2.     IDENTITY AND BACKGROUND

                  (a)   Name:  Jaffee Investment Partnership, L.P.
                        State of Organization:  Delaware
                        Principal Business:  Investment
                        Address of Principal Business:
                              Oil-Dri Corporation of America
                              410 North Michigan Avenue
                              Suite 400
                              Chicago, Illinois 60611
                  (d)   No
                  (e)   No

                                    * * * * *

                  (a)   Richard M. Jaffee
                  (b)   Oil-Dri Corporation of America
                        410 North Michigan Avenue
                        Suite 400
                        Chicago, Illinois 60611
                  (c)   Chairman of the Board
                        Oil-Dri Corporation of America
                        410 North Michigan Avenue
                        Suite 400
                        Chicago, Illinois 60611
                  (d)   No
                  (e)   No
                  (f)   United States

                                    * * * * *

                  (a)   Shirley H. Jaffee
                  (b)   Oil-Dri Corporation of America
                        410 North Michigan Avenue
                        Suite 400
                        Chicago, Illinois 60611
                  (c)   None
                  (d)   No
                  (e)   No
                  (f)   United States

                                    * * * * *

                  (a)   Susan Jaffee Hardin
                  (b)   Oil-Dri Corporation of America
                        410 North Michigan Avenue
                        Suite 400
                        Chicago, Illinois 60611
                  (c)   Product Compliance Manager
                        Oil-Dri Corporation of America
                        410 North Michigan Avenue
                        Suite 400
                        Chicago, IL  60611
                  (d)   No
                  (e)   No
                  (f)   United States
                                    * * * * *
                  (a)   Karen Jaffee Cofsky
                  (b)   Oil-Dri Corporation of America
                        410 North Michigan Avenue
                        Suite 400
                        Chicago, Illinois 60611
                  (c)   Human Resources Director
                        Oil-Dri Corporation of America
                        410 North Michigan Avenue
                        Suite 400
                        Chicago, Illinois  60611
                  (d)   No
                  (e)   No
                  (f)   United States
                                    * * * * *
                  (a)   Nancy E. Jaffee
                  (b)   Oil-Dri Corporation of America
                        410 North Michigan Avenue
                        Suite 400
                        Chicago, Illinois 60611
                  (c)   None
                  (d)   No
                  (e)   No
                  (f)   United States
                                    * * * * *
                  (a)   Daniel S. Jaffee
                  (b)   Oil-Dri Corporation of America
                        410 North Michigan Avenue
                        Suite 400
                        Chicago, Illinois 60611
                  (c)   President and CEO
                        Oil-Dri Corporation of America
                        410 North Michigan Avenue
                        Suite 400
                        Chicago, Illinois  60611
                  (d)   No
                  (e)   No
                  (f)   United States

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  No purchase of  securities of Oil-Dri  Corporation  of America
            ("Oil-Dri") was involved in the transaction which necessitated the filing of this Amendment No. 2 to Schedule 13D.


ITEM 4.     PURPOSE OF TRANSACTION

                  The purpose of the transaction  initially  requiring filing of this Schedule 13D (on January 21, 1998) was to form the Jaffee Investment Partnership, L.P. The transaction which necessitated this Amendment to Schedule 13D was the transfer of 225,000 Class B Shares to the Jaffee Investment Partnership by the Richard M. Jaffee Revocable Trust and the transfer of 225,000 Class B. Shares to the Jaffee Investment Partnership by the Shirley H. Jaffee Declaration Trust. The purpose of these transfers was to make it possible for Mr. Richard M. Jaffee and Mrs. Shirley H. Jaffee to gift in the future additional interests in the Jaffee Investment Partnership to their children and grandchildren.

                  No person  named in Item 2 has any present  plans or proposals which relate to or would result in (i) the acquisition by any person of securities of Oil-Dri or the disposition of securities of Oil-Dri, (ii) any extraordinary corporate transaction of Oil-Dri or its subsidiaries, (iii) a sale or transfer of a material amount of assets of Oil-Dri or its subsidiaries, (iv) any change in the board of directors or management of Oil-Dri, (v) any material change in Oil-Dri's present capitalization, dividend policy, business or corporate structure, (vi) any change to Oil-Dri's charter or bylaws or other actions that may impede the acquisition of control of Oil-Dri by any person, (vii) causing Oil-Dri Common Stock to cease to be listed on the New York Stock Exchange, or to become eligible for termination of registration pursuant to Section 12(g)(4) under the Securities Exchange Act of 1934, or (viii) any action similar to those enumerated above.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            (a)   Aggregate Number and Percentage of Class Beneficially owned

                  The  aggregate   number  and  percentage  of  Class  B  shares
            (outstanding at January 31, 1999) beneficially owned by each person named in Item 2 and the aggregate number and percentage of Common Shares (outstanding at January 31, 1999) beneficially owned by each such person is shown below. In addition the percentage of Common Shares which would be beneficially owned by each such person, if his or her Class B shares were converted to Common Shares, is also shown.

                  The   percentage   of  total   voting   power  of  all  shares
            beneficially owned by each person is also shown. Note that Class B shares are entitled to 10 votes per share.

==============================================================================================================
 Name               # of                                % of     # of                             % of
                    Class B      Detail of Class B      Class    Common    Detail of Common       Common
 % of Voting        Shares       Share Ownership        B        Shares    Share Ownership        Shares
 Power                                                  Shares                                    ------------
                                                                                                  % of
                                                                                                  Common
                                                                                                  Shares if
                                                                                                  Class B
                                                                                                  Shares
                                                                                                  Owned
                                                                                                  Converted
                                                                                                  to Common
--------------------------------------------------------------------------------------------------------------
 Jaffee               1,000,000                           70.3%         0                                   0
 Investment                                                                                       ------------
 Partnership, LP                                                                                        18.5%

 Voting Power
       53.7%
--------------------------------------------------------------------------------------------------------------
 Richard M.             272,909  191,585 shares held      19.2%    18,000  In the form of                 .4%
 Jaffee                          by Richard M. Jaffee                      employee stock         ------------
                                 as Trustee under the                      options exercisable
 Voting Power                    Richard M. Jaffee                         within 60 days of             6.2%
 14.7%                           Revocable Trust of                        the date of this
                                 6/21/74.                                  filing.

                                 100 shares held in
                                 joint tenancy with
                                 spouse.

                                 81,224 shares held
                                 by spouse, Shirley
                                 H. Jaffee, as
                                 trustee under the
                                 Shirley H. Jaffee
                                 Declaration of
                                 Trust of 7/12/93.
                                 Mrs. Jaffee has
                                 voted these shares
                                 consistent with Mr.
                                 Jaffee's voting.
--------------------------------------------------------------------------------------------------------------
 Shirley H. Jaffee       81,324  81,224 shares held        5.7%         0                                  0%
                                 by Shirley H.                                                    ------------
 Voting Power                    Jaffee, as trustee                                                      1.8%
  4.4%.                          under the Shirley H.
                                 Jaffee Declaration
                                 of Trust of 7/12/93.

                                 100 shares held in
                                 joint tenancy with
                                 spouse.
==============================================================================================================

==============================================================================================================
 Susan Jaffee            30,062  27,062 shares held        2.1%    37,653  100 shares held in             .9%
 Hardin                          directly.                                 joint tenancy with     ------------
                                                                           spouse.                       1.5%
 Voting Power                    3,000 shares held as
  1.8%                           trustee for minor                         35,553 shares held
                                 children.                                 by spouse, Richard
                                                                           M. Hardin.

                                                                           2,000 shares are in
                                                                           the form of
                                                                           employee stock
                                                                           options exercisable
                                                                           by spouse, Richard
                                                                           M. Hardin, within
                                                                           60 days of the date
                                                                           of this filing.

                                                                           Mr. Hardin has voted
                                                                           his shares
                                                                           consistent with Ms.
                                                                           Hardin's voting.
--------------------------------------------------------------------------------------------------------------
 Karen Jaffee            28,667  22,366 shares held        2.0%    15,447  57 shares held                 .3%
 Cofsky                          directly.                                 directly.              ------------
                                                                                                         1.0%
 Voting Power                    6,000 shares held as                      4,000 shares are in
  1.6%                           trustee for minor                         the form of employee
                                 children.                                 stock options
                                                                           exercisable within
                                 301 shares held in                        60 days of the date
                                 joint tenancy with                        of this filing.
                                 spouse.
                                                                           390 shares held by
                                                                           spouse, Thomas F.
                                                                           Cofsky.


                                                                           11,000 shares are
                                                                           in the form of
                                                                           employee stock
                                                                           options exercisable
                                                                           by spouse, Thomas
                                                                           F. Cofsky, within
                                                                           60 days of the date
                                                                           of this filing.

                                                                           Mr. Cofsky has voted
                                                                           his shares
                                                                           consistent with Mrs.
                                                                           Cofsky's voting.
--------------------------------------------------------------------------------------------------------------
 Nancy E. Jaffee         29,031  22,931 shares held        2.0%         4  Held directly.                  0%
                                 directly.                                                        ------------
 Voting Power
  1.6%                           6,000 shares held as                                                     .7%
                                 trustee for minor
                                 children.

                                 100 shares held in
                                 joint tenancy
                                 with spouse.
==============================================================================================================

==============================================================================================================
Daniel S. Jaffee        60,207  26,866 shares held        4.2%    37,000  33,000 shares are in           .8%
                                directly.                                 the form of employee    ------------
Voting Power                                                              stock options
 3.4%                           100 shares held in                        exercisable within 60         2.2%
                                joint tenancy with                        days of the date of
                                spouse.                                   this filing.

                                2 shares held by                          4,000 shares are in
                                spouse, Heidi M.                          the form of employee
                                Jaffee.                                   stock options
                                                                          exercisable by
                                3,000 shares held as                      spouse, Heidi M.
                                trustee for minor                         Jaffee, within 60
                                children.                                 days of the date of
                                                                          this filing.
                                15,126 shares held
                                as trustee of the                         Mrs. Jaffee has voted
                                Shirley H. Jaffee                         her shares consistent
                                1993 Annuity Trust                        with Mr. Jaffee's
                                dated 5/17/93.                            voting.

                                15,113 shares held
                                as trustee of the
                                Richard M. Jaffee
                                1993 Annuity Trust
                                dated 5/17/93.
==============================================================================================================

           (b) The voting power and power of disposition of each person named in Item 2 is shown below.

==============================================================================================================
                                                                         Sole         Shared    Detail of
                     Sole         Shared                                 Dispos-      Disposi-  Shared
                     Voting       Voting    Detail of Shared Voting      tive         tive      Dispositive
Name                 Power        Power     Power                        Power        Power     Power
--------------------------------------------------------------------------------------------------------------
  Jaffee             1,000,000         0                               1,000,000         0
  Investment           Class B                                           Class B
  Partnership,          Shares                                            Shares
  LP
--------------------------------------------------------------------------------------------------------------
  Richard M.           191,585    81,324    81,224 Class B shares        191,585        100     Held in joint
  Jaffee               Class B   Class B    held by spouse, Shirley      Class B    Class B     tenancy with
                        Shares    Shares    H. Jaffee, as trustee         Shares     Shares     spouse.
                                            under the Shirley H.
                                            Jaffee Declaration of
                       18,000               Trust of 7/12/93.             18,000
                       Common               Mrs. Jaffee has voted         Common
                       Shares               these shares consistent       Shares
                                            with Mr. Jaffee's voting.

                                            100 Class B Shares held
                                            in joint tenancy with
                                            spouse.
==============================================================================================================

==============================================================================================================
  Shirley H. Jaffee     81,224       100   Held in joint tenancy with     81,224        100     Held in joint
                        Class B  Class B   spouse.                       Class B    Class B     tenancy with
                        Shares*   Shares                                  Shares     Shares     spouse.
                     *Voting of
                     these
                     shares has
                     been
                     consistent
                     with Mr.
                     Richard M.
                     Jaffee's
                     voting of
                     his shares.
--------------------------------------------------------------------------------------------------------------
  Susan Jaffee          30,062    37,653    Common Shares consist         30,062        100     Held in joint
  Hardin               Class B    Common    of 100 shares held in        Class B     Common     tenancy with
                        Shares    Shares    joint tenancy with spouse     Shares     Shares     spouse.
                                            and 37,553 shares owned by
                                            spouse, Richard M.
                                            Hardin. Mr. Hardin has
                                            voted his shares
                                            consistent with Ms.
                                            Hardin's voting.
--------------------------------------------------------------------------------------------------------------
  Karen Jaffee          28,366       301    Class B Shares held in        28,366        301     Held in joint
  Cofsky               Class B   Class B    joint tenancy with           Class B    Class B     tenancy with
                        Shares    Shares    spouse.                       Shares     Shares     spouse.
                                            Common Shares owned by
                         4,057    11,390    spouse, Thomas F.
                        Common    Common    Cofsky.  Mr. Cofsky has        4,057
                        Shares    Shares    has voted his shares          Common
                                            consistent with Mrs.          Shares
                                            Cofsky's voting.
--------------------------------------------------------------------------------------------------------------
  Nancy E.              28,931       100    Held in joint tenancy         28,031        100     Held in joint
  Jaffee               Class B   Class B    with spouse.                 Class B    Class B     tenancy with
                        Shares    Shares                                  Shares     Shares     spouse.

                             4                                                 4
                        Common                                            Common
                        Shares                                            Shares
--------------------------------------------------------------------------------------------------------------
  Daniel S.             60,105       102    100 Class B Shares are        60,105        100     Held in joint
  Jaffee               Class B   Class B    held in joint tenancy        Class B    Class B     tenancy with
                        Shares    Shares    with spouse.                  Shares     Shares     spouse.
                                            2 Class B Shares are
                        33,000     4,000    owned by spouse, Heidi        33,000
                        Common    Common    M. Jaffee.                    Common
                        Shares    Shares    Common Shares are owned       Shares
                                            by spouse, Heidi M.
                                            Jaffee.
                                            Mrs. Jaffee has voted
                                            her shares consistent
                                            with Mr. Jaffee's
                                            voting.
==============================================================================================================

            (c) Transactions in last 60 days for each person named in Item 2 are shown below.

=====================================================================================
                            # of
Name               Date     Securities      Nature of Transaction
                            Involved
-------------------------------------------------------------------------------------

Daniel S. Jaffee   1/22/    801 Class B     Transfer of 401 shares from
                   1999     Shares          Richard M. Jaffee Annuity Trust (Daniel
                                            S. Jaffee, Trustee) to Richard M.
                                            Jaffee Revocable Trust; Transfer of 400
                                            shares from Shirley H. Jaffee Annuity
                                            Trust (Daniel S. Jaffee, Trustee) to
                                            Shirley H. Jaffee Declaration Trust.
-------------------------------------------------------------------------------------
Richard M. Jaffee  1/22/    401 Class B     Receipt by Richard M. Jaffee Revocable
                   1999     Shares          Trust of 401 shares from Richard M.
                                            Jaffee Annuity Trust (Daniel S. Jaffee,
                                            Trustee).
-------------------------------------------------------------------------------------
Shirley H. Jaffee  1/22/    400 Class B     Receipt by Shirley H. Jaffee
                   1999     Shares          Declaration Trust of 400 shares from
                                            Shirley H. Jaffee Annuity Trust
                                            (Daniel S. Jaffee, Trustee).
-------------------------------------------------------------------------------------
Jaffee             1/25/    450,000  Class  Receipt  of  shares  from  two of the
Investment         1999     B Shares        limited partners.
Partnership, LP
-------------------------------------------------------------------------------------
Richard M. Jaffee  1/25/    450,000 Class   Gift of 225,000 shares to Shirley H.
                   1999     B Shares        Jaffee Declaration Trust; Transfer of
                                            225,000 shares to Jaffee Investment
                                            Partnership.
-------------------------------------------------------------------------------------
Shirley H. Jaffee  1/25/    225,000 Class   Receipt of gift of 225,000 shares from
                   1999     B Shares        Richard M. Jaffee Revocable Trust;
                                            Transfer of 225,000 shares to Jaffee
                                            Investment Partnership.
=====================================================================================

           (d) No other person has the right to receive or the power to direct receipt of dividends from, or proceeds from the sale of, such securities.

           (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


                  The Limited Partnership Agreement  ("Agreement") of the Jaffee
            Investment   Partnership,   L.P.  provides  that,   subject  to  the
            limitations of the Agreement, the General Partners manage the partnership business, with all rights and powers of general partners as provided in the Delaware Revised Uniform Partnership Act. It further provides that certain decisions (distributions to Partners, sale, assignment or mortgage of, grant of security interest in, or pledge of, a Partnership Interest, borrowing, or lending, or purchasing of any security) cannot be made and, unless otherwise specifically provided in the Agreement, other decision and acts cannot be taken, unless approved by a majority of the Units held by General Partners; no General Partner holds more than three of the outstanding ten Units. It grants the power and authority over day-to-day decisions to Richard M. Jaffee as Managing General Partner. (Day-to-day decisions include the investment and reinvestment of Partnership assets in any property, including stock of any corporation, and execution of any documents deemed by the Managing General Partner to be necessary for the Partnership to conduct its business.) (See Exhibit 2 to the initial filing of this
            Schedule 13D, incorporated herein by reference.) Based upon consultation with counsel, the Partnership and its General Partners concluded that the initial filing of the Schedule 13D incorrectly characterized the Partnership and its General Partners as a group, and Amendment No. 1 corrected that characterization. See SOUTHLAND CORPORATION, SEC No Action Letter (1987).

                  The Agreement is not clear as to whether Richard M. Jaffee, as the Managing General Partner, has the power to unilaterally dispose of or vote Oil-Dri stock held by the Partnership, and as to whether, if he has such power, it can be overridden by action of the General Partners by a majority of the Units. Accordingly, based on consultation with counsel, Mr. Jaffee acknowledges the possibility, for purposes of Regulation 13D, that he could be deemed to beneficially own, but disclaims ownership of, the Partnership's 1,000,000 shares of Class B Common Stock (and the 1,000,000 shares of Common Stock into which such Class B Common Stock is convertible), which would be in addition to the Class B Common Stock and Common Stock otherwise shown herein as owned by him.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS


            Exhibit 1   Exhibit Pursuant To Article 13D-1 (k)(1)(iii)
            Exhibit 2   Jaffee Investment Partnership, L.P.
                        Partnership Agreement*
            Exhibit 3   First Amendment to the Jaffee Investment
                        Partnership, L.P. Partnership Agreement
            Exhibit 3   Power of Attorney **

            * Incorporated by reference to Schedule 13D, dated January 19, 1998, filed January 21, 1998 by the Reporting Persons.

            ** Incorporated by reference to Amendment No. 1 to Schedule 13D, dated November 9, 1998, filed November 10, 1998 by the Reporting Persons.


                  This Amendment No. 2 to Schedule 13D is filed on behalf of all of the persons identified on the Cover Page as Reporting Persons and includes, as Exhibit 1 attached, the agreement of all of those persons that such statement is filed on behalf of each of them. This Amendment also amends the Schedule 13D filed solely by Mr. Richard
            M. Jaffee, which was last previously amended on November 9, 1998 by Amendment No. 1 to this Schedule 13D, filed November 10, 1998.

                                    SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 19, 1999


                                 JAFFEE INVESTMENT PARTNERSHIP, L.P.


                                 By     /s/ RICHARD M. JAFFEE *
                                     -------------------------------------------
                                      Richard M. Jaffee
                                      Managing General Partner


                                        /s/ RICHARD M. JAFFEE *
                                     -------------------------------------------
                                      Richard M. Jaffee


                                        /s/ SHIRLEY H. JAFFEE *
                                     -------------------------------------------
                                      Shirley H. Jaffee


                                        /s/ SUSAN JAFFEE HARDIN *
                                     -------------------------------------------
                                      Susan Jaffee Hardin


                                        /s/ KAREN JAFFEE COFSKY *
                                     -------------------------------------------
                                      Karen Jaffee Cofsky


                                        /s/ NANCY E. JAFFEE *
                                     -------------------------------------------
                                      Nancy E. Jaffee


                                        /s/ DANIEL S. JAFFEE *
                                     -------------------------------------------
                                      Daniel S. Jaffee





                                 * By   /s/ MARYON GRAY
                                     -------------------------------------------
                                      Maryon Gray, by Power of Attorney

                 EXHIBIT 1 PURSUANT TO RULE 13d-1 (k) (iii) TO SCHEDULE 13D
                         OIL-DRI CORPORATION OF AMERICA
                  FOR JAFFEE INVESTMENT PARTNERSHIP, L.P. ET AL


The statement on Schedule 13D for Jaffee Investment Partnership, L.P. and each of the undersigned is filed on behalf of Jaffee Investment Partnership, L.P. and each of the undersigned.


                                 JAFFEE INVESTMENT PARTNERSHIP, L.P.


                                 By     /s/ RICHARD M. JAFFEE *
                                     -------------------------------------------
                                      Richard M. Jaffee
                                      Managing General Partner


                                        /s/ RICHARD M. JAFFEE *
                                     -------------------------------------------
                                      Richard M. Jaffee


                                        /s/ SHIRLEY H. JAFFEE *
                                     -------------------------------------------
                                      Shirley H. Jaffee


                                        /s/ SUSAN JAFFEE HARDIN *
                                     -------------------------------------------
                                      Susan Jaffee Hardin


                                        /s/ KAREN JAFFEE COFSKY *
                                     -------------------------------------------
                                      Karen Jaffee Cofsky


                                        /s/ NANCY E. JAFFEE *
                                     -------------------------------------------
                                      Nancy E. Jaffee


                                        /s/ DANIEL S. JAFFEE *
                                     -------------------------------------------
                                      Daniel S. Jaffee





                                 * By   /s/ MARYON GRAY
                                     -------------------------------------------
                                      Maryon Gray, by Power of Attorney

                                     EXHIBIT 3

                                  FIRST AMENDMENT
                                       TO THE

                        JAFFEE INVESTMENT PARTNERSHIP, L.P.
                               PARTNERSHIP AGREEMENT


This First Amendment to the JAFFEE INVESTMENT PARTNERSHIP, L.P. Partnership Agreement (the "AMENDMENT") is made as of January 11, 1999, in Chicago, Illinois by and among Richard M. Jaffee ("RICHARD"), Shirley H. Jaffee ("SHIRLEY"), Susan Jaffee Hardin ("SUSAN"), Karen Jaffee Cofsky ("KAREN"), Nancy E. Jaffee ("NANCY"), and Daniel S. Jaffee ("DANIEL") as general partners, and Richard M. Jaffee as trustee of the Richard M. Jaffee Revocable Trust u/t/a dated 6/21/74 ("RICHARD'S TRUST"), Shirley H. Jaffee as trustee of the Shirley Jaffee Declaration of Trust dated 7/12/93 ("SHIRLEY'S TRUST"), Susan, Karen, Nancy, Daniel, Susan Jaffee Hardin as trustee of the Kevin Nathan Hardin Minority Trust dated 12/6/91, Susan Jaffee Hardin as trustee of the Camille Rose Hardin Hardin Minority Trust dated 7/12/93, Karen Jaffee Cofsky as trustee of the Jennifer Helen Cofsky Minority Trust dated 12/6/91, Karen Jaffee Cofsky as trustee of the James Andrew Cofsky Minority Trust dated 9/15/92, Karen Jaffee Cofsky as trustee of the Jeffrey Daniel Cofsky Minority Trust dated 12/22/94, Karen Jaffee Cofsky as trustee of the Joseph Michael Cofsky Minority Trust dated 12/12/96, Nancy E. Jaffee as trustee of the Michael Jaffee Patterson Minority Trust dated 12/6/91, Nancy E. Jaffee as trustee of the Nicole Jaffee Patterson Minority Trust dated 7/12/93, Nancy E. Jaffee as trustee of the Rebecca Jaffee Patterson Minority Trust dated 7/12/93, Nancy E. Jaffee as trustee of the Taylor Jaffee Patterson Minority Trust dated 4/23/95, Daniel S. Jaffee as trustee of the Claire Miller Jaffee Minority Trust dated 8/7/96, Daniel S. Jaffee as trustee of the Elise Miller Jaffee Minority Trust dated 8/7/96 as limited partners. Richard, Shirley, Susan, Karen, Nancy, Daniel and such other persons as may be admitted to the Partnership from time to time as general partners are sometimes collectively referred to as the "GENERAL PARTNERS" and individually referred to as a "GENERAL PARTNER." Richard's Trust, Shirley's Trust, Susan, Karen, Nancy, Daniel and such other persons as may be admitted to the Partnership from time to time as limited partners are sometimes collectively referred to as the "LIMITED PARTNERS" and individually referred to as a "LIMITED PARTNER." The General Partners and the Limited Partners are sometimes collectively referred to as the "PARTNERS" and individually referred to as a "PARTNER."

                                      RECITALS

      A. The Partners formed JAFFEE INVESTMENT PARTNERSHIP, L.P. (the "PARTNERSHIP") on December 22, 1997, pursuant to the filing of Certificate of Limited Partnership with the Delaware Secretary of State.

FIRST AMENDMENT TO THE
JAFFEE INVESTMENT PARTNERSHIP, L.P.
PARTNERSHIP AGREEMENT

      B. The Partners entered into a Partnership Agreement (the "PARTNERSHIP AGREEMENT") as of December 23, 1997, to reflect their respective desires as to their relative rights and interests in the Partnership.

      C. Section 6.a. of the Partnership Agreement stated, among other things that the interests in the Partnership were divided into 1000 Units.

      D. The Partnership Agreement showed that all 1000 Units originally authorized by the Partnership Agreement were issued to the various Partners.

      E.    Exhibit  A  to  the  Partnership   Agreement   showed  the  original
            contributions of the Partners to the Partnership.

      F. Certain Partners now wish to make additional capital contributions to the Partnership, and the Partners now wish to amend and restate
            Section 6.a., Section 6.c. and Exhibit A to the Partnership Agreement to reflect the Units held by each Partner after giving effect to such contributions.


                                    AGREEMENT

      NOW, THEREFORE, in consideration of the mutual promises, terms and conditions contained herein, the receipt and sufficiency of which are hereby acknowledged, the Partners hereby agree as follows:

1.    AMENDMENT

      1.1.  AMENDMENT OF SECTION 6.A.

      Section 6.A. Of the partnership agreement is hereby amended and restated as follows:

      a. The Partnership is divided into 1818.18 units, each such unit (a "Unit") representing 1/1818.18 of the total Partnership interests (the "PARTNERSHIP INTERESTS") in the Partnership.

      1.2.  AMENDMENT OF SECTION 6.C.

      Section 6.c. of the Partnership Agreement is hereby amended and restated as follows:

      c. Each Partner shall be deemed to hold and own the number of Units listed opposite the Partner's respective name and signature to this Amendment (the phrase "as joint tenants" following any names shall

FIRST AMENDMENT TO THE
JAFFEE INVESTMENT PARTNERSHIP, L.P.
PARTNERSHIP AGREEMENT

            mean that such Partners hold their interest herein as joint tenants with the right of survivorship and not as tenants in common).

      1.3.  Amendment of Exhibit A.

      Exhibit A of the Partnership Agreement, setting forth the contributions of the Partners, is hereby amended and restated so that Exhibit A to this Amendment is and shall be Exhibit A of the Partnership Agreement, as amended.

      1.4.  Effective Date of Amendment.

      This Amendment shall be effective as of January 11, 1999.

      1.5.  Capitalized Terms.

      Any capitalized terms not defined herein shall have the meaning given to such terms in the Partnership Agreement.

2.    GENERAL PROVISIONS

      2.1. INCORPORATION BY REFERENCE. Any exhibits or schedules referred to herein are those attached to this Amendment and shall be deemed to be incorporated as a part of this Amendment.

      2.2. REMAINING TERMS UNCHANGED. Except as expressly modified by this Amendment, the terms of the Partnership Agreement remain unchanged and as fully in force and in effect as if this Amendment were not adopted.

FIRST AMENDMENT TO THE
JAFFEE INVESTMENT PARTNERSHIP, L.P.
PARTNERSHIP AGREEMENT

      2.3. COUNTERPARTS. This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same agreement.

      IN WITNESS WHEREOF, this Amendment is executed as of the date first stated above.

                                GENERAL PARTNERS

                                                (each Unit is 1/1818.18)
NAME AND ADDRESS                                UNITS OWNED
----------------                                ------------------------



  /s/ Richard M. Jaffee                           8
------------------------------
Richard M. Jaffee
1418 N. Lake Shore Drive
Chicago, Illinois 60610



  /s/ Shirley H. Jaffee                           8
------------------------------
Shirley H. Jaffee
1418 N. Lake Shore Drive
Chicago, Illinois 60610



  /s/ Susan Jaffee Hardin                         1
------------------------------
Susan Jaffee Hardin
615 Keystone
River Forest, Illinois 60305



  /s/ Karen Jaffee Cofsky                         1
------------------------------
Karen Jaffee Cofsky
1127 North Kenilworth Parkway
Oak Park, Illinois 60302

FIRST AMENDMENT TO THE
JAFFEE INVESTMENT PARTNERSHIP, L.P.
PARTNERSHIP AGREEMENT


  /s/ Nancy E. Jaffee                             1
------------------------------
Nancy E. Jaffee
511 Cedar Street
Winnetka, Illinois 60093


  /s/ Daniel S. Jaffee                            1
------------------------------
Daniel S. Jaffee
635 Milburn
Evanston, Illinois 60201

                                LIMITED PARTNERS

                                                     (each Unit is 1/1818.18)
NAME AND ADDRESS                                     UNITS OWNED
----------------                                     ------------------------



  /s/ Richard M. Jaffee                                804.89
------------------------------
Richard M. Jaffee, Trustee u/t/a dated 6/21/74
Richard M. Jaffee Revocable Trust
1418 N. Lake Shore Drive
Chicago, Illinois 60610


  /s/ Shirley H. Jaffee                                804.89
------------------------------
Shirley H. Jaffee, Trustee of the
Shirley Jaffee Declaration of Trust dated 7/12/93
1418 N. Lake Shore Drive
Chicago, Illinois 60610


  /s/ Susan Jaffee Hardin                              28.05
------------------------------
Susan Jaffee Hardin
615 Keystone
River Forest, Illinois 60305

FIRST AMENDMENT TO THE
JAFFEE INVESTMENT PARTNERSHIP, L.P.
PARTNERSHIP AGREEMENT


  /s/ Karen Jaffee Cofsky                              28.05
------------------------------
Karen Jaffee Cofsky
1127 North Kenilworth Parkway
Oak Park, Illinois 60302


  /s/ Nancy E. Jaffee                                  28.05
------------------------------
Nancy E. Jaffee
511 Cedar Street
Winnetka, Illinois 60093


  /s/ Daniel S. Jaffee                                 28.05
------------------------------
Daniel S. Jaffee
635 Milburn
Evanston, Illinois 60201


  /s/ Susan Jaffee Hardin                              6.35
------------------------------
Susan Jaffee Hardin as trustee of the
Kevin Nathan Hardin Minority Trust
dated 12/6/91



  /s/ Susan Jaffee Hardin                              6.35
------------------------------
Susan Jaffee Hardin as trustee of the
Camille Rose Hardin Minority Trust
dated 7/12/93



  /s/ Karen Jaffee Cofsky                              6.35
------------------------------
Karen Jaffee Cofsky as trustee of the
Jennifer Helen Cofsky Minority Trust
dated 12/6/91

FIRST AMENDMENT TO THE
JAFFEE INVESTMENT PARTNERSHIP, L.P.
PARTNERSHIP AGREEMENT


Karen Jaffee Cofsky                                    6.35
------------------------------
Karen Jaffee Cofsky as trustee of the
James Andrew Cofsky Minority Trust
dated 9/15/92


  /s/ Karen Jaffee Cofsky                              6.35
------------------------------
Karen Jaffee Cofsky as trustee of the
Jeffrey Daniel Cofsky Minority Trust
dated 12/22/94


Karen Jaffee Cofsky                                    6.35
------------------------------
Karen Jaffee Cofsky as trustee of the
Joseph Michael Cofsky Minority Trust
dated 12/12/96


  /s/ Nancy E. Jaffee                                  6.35
------------------------------
Nancy E. Jaffee as trustee of the
Michael Jaffee Patterson Minority Trust
dated 12/6/91


  /s/ Nancy E. Jaffee                                  6.35
------------------------------
Nancy E. Jaffee as trustee of the
Nicole Jaffee Patterson Minority Trust
dated 7/12/93


  /s/ Nancy E. Jaffee                                  6.35
------------------------------
Nancy E. Jaffee as trustee of the
Rebecca Jaffee Patterson Minority Trust
dated 7/12/93


  /s/ Nancy E. Jaffee                                  6.35
------------------------------
Nancy E. Jaffee as trustee of the
Taylor Jaffee Patterson Minority Trust
dated 12/6/91

FIRST AMENDMENT TO THE
JAFFEE INVESTMENT PARTNERSHIP, L.P.
PARTNERSHIP AGREEMENT


  /s/ Daniel S. Jaffee                                 6.35
------------------------------
Daniel S. Jaffee as trustee of the
Claire Miller Jaffee  Minority Trust
dated 8/7/96


Daniel S. Jaffee                                       6.35
------------------------------
Daniel S. Jaffee as trustee of the
Elise Miller Jaffee Minority Trust
dated 8/7/96

FIRST AMENDMENT TO THE
JAFFEE INVESTMENT PARTNERSHIP, L.P.
PARTNERSHIP AGREEMENT


                                    EXHIBIT A

                       DESCRIPTION OF PROPERTY CONTRIBUTED

                                            Number of Shares of Class B stock of
                                            OIL-DRI CORPORATION OF AMERICA, INC.
                                            ------------------------------------
GENERAL PARTNERS:

Richard M. Jaffee                                                     1,650

Shirley H. Jaffee                                                     1,650

Susan Jaffee Hardin                                                     550

Karen Jaffee Cofsky                                                     550

Nancy E. Jaffee                                                         550

Daniel S. Jaffee                                                        550

LIMITED PARTNERS:

Richard M. Jaffee, Trustee u/t/a dated 6/21/74
Richard M. Jaffee Revocable Trust                                   473,350

Shirley H. Jaffee, Trustee of the Shirley
Jaffee Declaration of Trust dated 7/12/93                           473,350

Susan Jaffee Hardin                                                  11,950

Karen Jaffee Cofsky                                                  11,950

Nancy E. Jaffee                                                      11,950

Daniel S. Jaffee                                                     11,950

                                                                  ---------
Total                                                             1,000,000